SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Chatham Lodging Trust
_____________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_____________________________________________________
(Title of Class of Securities)

16208T102
_____________________________________________________
(CUSIP Number)

Philip M. Garthe
HG Vora Capital Management, LLC
870 Seventh Avenue, Second Floor
New York, NY 10019
_____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

December 11, 2013
___________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16208T102

(1)           NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☒1
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 1,262,500 2

(8)	SHARED VOTING POWER: 1,262,500

(9)	SOLE DISPOSITIVE POWER: 1,262,500

(10)	SHARED DISPOSITIVE POWER: 1,262,500

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.80%

(14)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

1 The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Any deemed group was dissolved on December 11, 2013.  For additional information, please see Items 2 and 4 of this Form 13D.

2 The Reporting Persons were the beneficial owners of 1,262,500 shares of the Issuer’s Common Stock on December 11, 2013.  The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Before dissolution of any such group on December 11, 2013, such group would at that time have been deemed to be the beneficial owner of 2,525,000 shares of the Issuer’s Common Stock, representing 9.60%.

CUSIP NO.: 16208T102

(1)           NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☒1
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 1,262,500 2

(8)	SHARED VOTING POWER: 1,262,500

(9)	SOLE DISPOSITIVE POWER: 1,262,500

(10)	SHARED DISPOSITIVE POWER: 1,262,500

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.80%

(14)	TYPE OF REPORTING PERSON: PN

1 The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Any deemed group was dissolved on December 11, 2013.  For additional information, please see Items 2 and 4 of this Form 13D.

2 The Reporting Persons were the beneficial owners of 1,262,500 shares of the Issuer’s Common Stock on December 11, 2013.  The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Before dissolution of any such group on December 11, 2013, such group would at that time have been deemed to be the beneficial owner of 2,525,000 shares of the Issuer’s Common Stock, representing 9.60%.

CUSIP NO.: 16208T102

(1)           NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☒ 1
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 1,262,500 2

(8)	SHARED VOTING POWER: 1,262,500

(9)	SOLE DISPOSITIVE POWER: 1,262,500

(10)	SHARED DISPOSITIVE POWER: 1,262,500

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,262,500

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.80%

(14)	TYPE OF REPORTING PERSON: IN

1  The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Any deemed group was dissolved on December 11, 2013.  For additional information, please see Items 2 and 4 of this Form 13D.

2  The Reporting Persons were the beneficial owners of 1,262,500 shares of the Issuer’s Common Stock on December 11, 2013.  The Reporting Persons may be deemed to have been members of a group with BlueMountain on and prior to December 11, 2013.  Before dissolution of any such group on December 11, 2013, such group would at that time have been deemed to be the beneficial owner of 2,525,000 shares of the Issuer’s Common Stock, representing 9.60%.

Item 1.    Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) amends the  Schedule 13D filed with the Securities and Exchange Commission on July 12, 2013, as amended by Amendment No. 1, filed with the SEC on October 7, 2013, and by Amendment No. 2, filed with the SEC on December 5, 2013 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Chatham Lodging Trust, a Maryland real estate investment trust (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Cocoanut Row, Suite 211, Palm Beach, Florida  33480.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.  This Amendment No. 2 is being filed to amend Item 4 of the Schedule 13D as follows:

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Section 13 Group”), that may have been formed among the Reporting Persons and BlueMountain, has been dissolved by virtue of the information provided in Item 4 below.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Any Section 13 Group that may have been formed among the Reporting Persons and BlueMountain was dissolved on December 11, 2013 and the Letter Agreement terminated.  Effective December 11, 2013, there ceased to be any agreement between the Reporting Persons and BlueMountain related to the acquisition, disposition, holding or voting securities of the Issuer.  The Reporting Persons and BlueMountain have not acquired the Common Stock for a common purpose, and the Reporting Persons expressly disclaim any beneficial ownership of any shares of Common Stock not held by them.

As a result of the dissolution of any Section 13 Group that may have been formed with BlueMountain, the Reporting Persons ceased to beneficially own 5% or more of the Common Stock and, accordingly, this Amendment No. 3 constitutes an exit filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b).  Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 1,262,500 shares of Common Stock, which represents 4.80% of the Issuer’s outstanding Common Stock.

2.	Manager – 1,262,500 shares of Common Stock, which represents 4.80% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 1,262,500 shares of Common Stock, which represents 4.80% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 26,295,558 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

(c).  The Reporting Persons have not purchased or sold shares of Common Stock during the past 60 days.

(d) and (e).  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2013

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By: /s/  Parag Vora
Name:  Parag Vora
Title:    Director

HG VORA CAPITAL MANAGEMENT, LLC

By: /s/  Parag Vora
Name:  Parag Vora
Title:    Managing Member

 /s/  Parag Vora
Parag Vora

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Chatham Lodging Trust, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By: /s/  Parag Vora
Name:  Parag Vora
Title:    Director

HG VORA CAPITAL MANAGEMENT, LLC

By: /s/  Parag Vora
Name:  Parag Vora
Title:    Managing Member

 /s/  Parag Vora
Parag Vora